UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

Magna International Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Subordinate Voting Shares
(Title of Class of Securities)

559222401
 (CUSIP Number of Class of Securities)


J. Brian Colburn
Executive Vice President and Secretary
Magna International Inc.
337 Magna Drive
Aurora, ON L4G 7K1
(905) 726-2462

WITH A COPY TO:
Scott M. Freeman
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
(212) 839-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE
Transaction Valuation*
$1,536,600,000
Amount Of Filing Fee
$47,173.62

*For the purpose of calculating the filing fee only, this amount is based on the purchase of $1,536,600,000 in value of Class A Subordinate Voting Shares of Magna International Inc.

[X]	Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: $47,173.62
	Form or Registration No.: Schedule TO.  File No. 005-43799
	Filing Party: Magna International Inc.
	Date Filed:  August 14, 2007

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


INTRODUCTORY STATEMENT

	This Amendment No. 4 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "SEC") on August 14, 2007, as amended by Amendment filed with the SEC on August 15, 2007, Amendment No. 2 filed with the SEC on August 22,
2007 and Amendment No. 3 filed with the SEC on September 6, 2007 (the "Schedule TO"), and relates to the offer by Magna International Inc., a corporation existing under the laws of Province of Ontario, Canada (the "Company"), to purchase up to $1,536,600,000 in value of its Class A Subordinate Voting Shares ("Shares"), or such lesser number of Shares as are properly tendered and not properly withdrawn, from its shareholders. The tender offer (the "Offer") is being conducted upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 13, 2007 and filed as Exhibit (a)(1)(i) to the Schedule TO, and the related Letter of Transmittal filed as Exhibit (a)(1)(ii) to the Schedule TO, each as amended by the Notice of Variation, dated September 6, 2007, filed as Exhibit (a)(1)(iv) to the Schedule TO.

	This Amendment No. 4 is filed to incorporate by reference the Company's press release dated September 20, 2007.

	Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

	On September 20, 2007, the Company issued a press release announcing that the plan of arrangement and related agreements relating to the strategic investment in the Company by Open Joint Stock Company Russian Machines, became effective today. That press release also announced that the Company expects that all of the conditions to the Offer will be satisfied or waived. A copy of that press release is attached to this Schedule TO as Exhibit (a)(5)(vi), and is incorporated herein by this reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit(s):

(a)(5)(vi)		Press Release, dated September 20, 2007.

Item 13.	Information Required By Schedule 13e-3.

Not applicable.


EXHIBIT INDEX

ExhibitNumber       Description

(a)(1)(i)           Offer to Purchase dated August 13, 2007. (1)
(a)(1)(ii)          Letter of Transmittal. (1)
(a)(1)(iii)         Notice of Guaranteed Delivery. (1)
(a)(1)(iv)          Notice of Variation dated September 6, 2007. (6)
(a)(2)              Not Applicable.
(a)(3)              Not Applicable.
(a)(4)              Not Applicable.
(a)(5)(i)           Press Release dated May 10, 2007.(2)
(a)(5)(ii)          Press Release dated July 25, 2007.(3)
(a)(5)(iii)         Press Release dated August 11, 2007.(4)
(a)(5)(iv)          Press Release dated August 21, 2007.(5)
(a)(5)(v)           Press Release dated September 6, 2007. (6)
(a)(5)(vi)          Press Release dated September 20, 2007.
(b)                 Not Applicable.
(d)                 Not Applicable.
(g)                 Not Applicable.
(h)                 Not Applicable.

(1)	Incorporated by reference to the Schedule TO filed by the Company on
August 14, 2007.
(2)	Incorporated by reference to the Schedule TO filed by the Company on
May 10, 2007.
(3) 	Incorporated by reference to the Schedule TO filed by the Company on
July 26, 2007.
(4) 	Incorporated by reference to the Schedule TO filed by the Company on
August 13, 2007.
(5) 	Incorporated by reference to the Schedule TO filed by the Company on
August 22, 2007.
(6) 	Incorporated by reference to the Schedule TO filed by the Company on
September 6, 2007.



SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAGNA INTERNATIONAL INC.

By:	/s/ J. Brian Colburn
	J. Brian Colburn
	Executive Vice-President and Secretary

Date: September 20, 2007